Contact

www.linkedin.com/in/brianclark06
(LinkedIn)

Top Skills

Robotics
Robot Operating System (ROS)
Robot Programming

Languages

German

Brian Clark

Co-Founder at Dwell Bot Inc.
Tallahassee, Florida, United States

Summary

I am an autodidact, who loves to learn about robots, AI, finance, geo-politics, demographics, and software development.

Experience

Dwell Bot Inc.

Co-Founder
October 2024 - Present (9 months)
Tallahassee, Florida, United States

Cassini Capital Management, LLC

CIO
February 2012 - Present (13 years 5 months)
Tallahassee, Florida Area

Fulfill role as CIO/PM of a hedge fund. Fund specializes in volatility based strategies that have a definable edge to produce superior returns.

Ology Brewing Co.

Co-Founder
July 2017 - Present (8 years)
Tallahassee, Florida, United States

Co-founder and Board Member

Epyon Technologies

Owner
April 2006 - December 2014 (8 years 9 months)

I am a co-founder of Epyon Technologies, and the lead Software Engineer. Epyon focuses on small business networking and custom software development.

Florida Association of Court Clerks

Contractor
July 2008 - July 2012 (4 years 1 month)

Worked on a team to build a statewide court operations and data management application.

Brandt Information Services

IT Consultant

2007 - 2009 (2 years)

Re-engineered their IT infrastructure, and continued to support ongoing operations.

Education

Florida State University

BA, Computer Science · (2002 - 2006)

Florida State University

Bachelor's degree, Computer Science · (2002 - 2006)